
05059172

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number
1-8739

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan
1830 Route 130
Burlington, New Jersey 08016


RECEIVED
PROCESSING
JUN 29 2005
SECTION
192

(Full title and address of plan)

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)



Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan

Financial Statements (Modified Cash Basis)
for the Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of December 31, 2004,
and Report of Independent Registered Public
Accounting Firm

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

The following Exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan
Burlington, New Jersey

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements (modified cash basis) taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements (modified cash basis) but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements (modified cash basis) and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements (modified cash basis) taken as a whole.

Deloitte & Touche LLP

June 28, 2005

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS (See Notes 3 and 7)	$113,974,327	$ 95,958,716
NET ASSETS AVAILABLE FOR BENEFITS	$113,974,327	$ 95,958,716

See notes to modified cash basis financial statements.

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS) YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Contributions:		
Employees	$ 5,985,525	$ 5,384,435
Employer	11,353,646	9,812,359
Transferred Assets (See Note 1)	677,980	-
Investment income:		
Interest and dividends	1,847,967	1,977,227
Net appreciation in fair value of investments	5,483,951	8,578,885
Other additions	-	33,889
Total additions	25,349,069	25,786,795
DEDUCTIONS:		
Benefit paid to participants	7,304,515	4,779,060
Transaction fees	1,850	4,153
Other	27,093	-
Total deductions	7,333,458	4,783,213
NET INCREASE	18,015,611	21,003,582
NET ASSETS AVAILABLE FOR BENEFITS— Beginning of year	95,958,716	74,955,134
NET ASSETS AVAILABLE FOR BENEFITS— End of year	$113,974,327	$95,958,716

See notes to modified cash basis financial statements.

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION 401(K) PROFIT SHARING PLAN

NOTES TO MODIFIED CASH BASIS FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following brief description of the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active regular employees of Burlington Coat Factory Warehouse Corporation (the "Company") and certain of its subsidiaries are eligible to participate in the Plan after attainment of age twenty-one and completion of one year of service during which the employee completed at least 1,000 hours.

The Plan is also intended to qualify as a profit sharing plan under the Internal Revenue Code of 1986, as amended the ("Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Company absorbs all of the administrative costs of the Plan, except for certain transaction-related fees paid by the Members. ING National Trust (the "Trustee") is responsible for holding the assets of the Plan and providing record keeping and administrative services. The Company has appointed certain employees of the Company to a committee, which acts as the Plan Administrator.

Under the Plan, Members may enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 50% of compensation (as defined by the Plan). The Company's matching contribution is 100% of the first 3%, and 50% of the next 2%, of compensation deferred by a Member in a Plan Year. The Company may, in its discretion, contribute stock in lieu of cash for all or any of the matching contribution. Members' salary deferrals and the Company matching contributions made for plan years commencing on and after January 1, 2000 are fully vested. Company matching contributions made for plan years commencing prior to January 1, 2000 are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the Member has completed seven years of service.

The Company may make a profit sharing contribution in cash to the Plan for a Plan Year in an amount determined by the Board of Directors of the Company in its sole discretion. The amount contributed for any Plan Year will be allocated proportionately, based on compensation, among all Members who have completed at least 1,000 hours of service during the Plan Year and are employed on the last day of the Plan Year. For 2004 and 2003, the Company Profit Sharing contribution was 3% of compensation. The vesting schedule for the Company Profit Sharing contribution is 20% after three years of service, and 20% for each year thereafter up to 100% upon completion of seven years of service. The matching contributions made by Decelle, Inc. under the Decelle Plan and transferred to the Plan are 20% vested after two years of service and continue to vest an additional 20% each year, becoming fully vested after the Member has completed six years of service.
Notwithstanding the vesting schedules, a Member becomes 100% vested in his or her account upon reaching normal retirement age, or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

An employee, with the approval of the Plan Committee, is eligible to transfer directly to the Plan accrued benefits from another employer's tax-qualified plan. Transfers are not eligible for Company matching contributions.

Effective September 2, 2003, the Board of Directors of the Company adopted an amendment to the Plan whereby a portion of the Decelle, Inc. Employees' 401(k) Profit Sharing Plan (the "Decelle Plan") attributable to certain former employees of Decelle, Inc. was spun off from the Decelle Plan and merged with and into the Plan. Decelle Plan assets of $677,980 were transferred into the Plan on June 21, 2004 for those participant accounts which were spun off from the Decelle Plan and merged into the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America. Under the modified cash basis, transactions are recognized on a cash basis and investments are valued as described in Note 7.

Use of Estimates—The preparation of financial statements in conformity with the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes in net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Payment of Benefits—Benefits are recorded when paid.

Contributions— Employee and employer safe harbor and profit sharing contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

3. INVESTMENTS

Members may direct their contributions to be invested in any of the following funds: American Balanced Fund - Class R-3, EuroPacific Growth Fund - Class R-3, The Growth Fund of American - Class R-3, ING Fixed Account, ING Intermediate Bond Fund - Class A, ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class, ING Salomon Brothers Fundamental Value Portfolio - Adviser Class, Lord Abbett Small-Cap Value Fund - Class A, Oppenheimer Global Fund - Class A, Pioneer Fund - Class A, Washington Mutual Investors Fund - Class R-3 and the Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the ING Fixed Account or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description (Summarized from the fund prospectus) - unaudited

American Balanced Fund - Class R-3—A fund that seeks conservation of capital, current income and long-term growth of capital and income. The fund invests in a broad range of securities, including stock and bonds (rated Baa or better by Moody's Investors Service, Inc. or BBB or better by Standard & Poor's Corporation or unrated but determined to be of equivalent quality). The fund also invests in securities issued and guaranteed by the U.S. government. Normally, the fund will maintain at least 50% of the value of its assets in common stocks and at least 25% of the value of its assets in debt securities, including money market securities.

EuroPacific Growth Fund - Class R-3—A fund that seeks to provide long-term growth of capital by investing in companies based outside the U.S. Normally, the fund will invest in at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. The fund also may hold cash, money market instruments and fixed income securities. The size of the fund's cash and fixed income position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares.

The Growth Fund of America - Class R-3—A fund that seeks to provide long-term capital. The fund invests primarily in common stocks and may also hold cash or money market instruments. The size of the fund's cash position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares. The fund may invest up to 15% of its assets in securities of issuers domiciled outside the U.S. and Canada, and not included in Standard & Poor's 500 Composite Index. The fund may invest up to 10% of its assets in lower-quality debt securities (rated Ba or below by Moody's Investor's Services, Inc., and BB or better by Standard & Poor's Corporation or unrated but determined to be of equivalent quality).

ING Fixed Account—An investment option within the Plan with stability of principal as its primary objective. The ING Fixed Account guarantees a minimum rate of interest for the life of the contract, and may credit a higher interest rate from time to time. The current rate is subject to change at any time but will never fall below the guaranteed minimum crediting rate of 3%.

ING Intermediate Bond Fund - Class A—A fund that seeks to provide a high level of current income, consistent with the preservation of capital and liquidity. Under normal market conditions, the fund will operate as a diversified fund and invest at least 80% of its total assets in a portfolio of bonds, such as corporate government and mortgage bonds which, at the time of investment, are rated investment grade, have an equivalent rating by a nationally recognized statistical rating organization, or are of comparable quality if unrated. Although the fund may invest a portion of its assets in high yield (high risk) debt securities rated below investment grade, the fund will seek to maintain a minimum average portfolio quality rating of at least investment grade. The dollar-weighted average maturity of the fund will generally range between 3 and 10 years. The fund may also invest in preferred stocks, U.S. government securities, securities of foreign governments and supranational organizations; high-quality money market instruments, municipal bonds, notes and commercial paper, debt securities of foreign issuers, and mortgage-backed and asset-backed debt securities. The fund may engage in dollar roll transactions and swap agreements; use options and futures contracts involving securities, securities indices and interest rates; and lend portfolio securities on a short-term or long-term basis, up to 33-1/3% of its total assets. The fund may engage in frequent and active trading of portfolio securities.

ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class—An investment option that seeks long-term capital appreciation. The portfolio normally invests at least 80% of its total assets in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index. The portfolio's subadviser focuses on midsize companies whose earnings are expected to grow at a rate faster than the average company. The portfolio may on occasion purchase a stock whose market capitalization is outside of the capitalization range of mid-cap companies. The subadviser has the discretion to purchase some securities that do not meet the portfolio's normal investment criteria when it perceives an unusual opportunity for gain. While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options, in keeping with the portfolio's investment objective.

ING Salomon Brothers Fundamental Value Portfolio - Adviser Class—An investment option that seeks capital appreciation. The portfolio invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the portfolio's subadviser believes are undervalued in the marketplace. While the subadviser selects investments primarily for their capital appreciation potential, consideration may also be given to a company's dividend record and the potential for an improved dividend return. The portfolio generally invests in securities of large, well-known companies, but may also invest a significant portion of its assets in securities of small to medium-sized companies when the subadviser believes smaller companies offer more attractive value opportunities. The portfolio may invest in non-dividend paying common stocks, investment grade fixed-income securities, and convertible debt securities. It may also invest up to 20% of assets in securities of foreign issuers and non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. The portfolio may invest up to 10% in bank loans.

Lord Abbett Small-Cap Value Fund - Class A—A fund that seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies with market capitalizations of less than $2 billion at the time of purchase. This market capitalization threshold may vary in response to changes in the markets. Equity securities in which the fund may invest include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments. In selecting investments, the fund attempts to invest in the securities of smaller, less well-known companies selling at reasonable prices in relation to the assessment of their potential value.

Oppenheimer Global Fund - Class A—A fund that seeks capital appreciation. The fund invests mainly in common stocks, and can also buy other equity securities, including preferred stocks and convertible securities. The fund buys securities of issuers in the U.S. and foreign countries. The fund can invest without limit in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets, such as the United States, Western European countries and Japan.

Pioneer Fund - Class A—A fund that seeks reasonable income and capital growth. The fund invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. Most of the fund's assets are invested in equity securities, primarily of U.S. issuers, including common stocks, convertible debt, depository receipts, warrants, rights and preferred stocks.

Washington Mutual Investors Fund - Class R-3—A fund that seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund strives to accomplish this objective through fundamental research, careful selection and broad diversification. In the selection of securities for investment, current and potential yield as well as the potential for long-term capital appreciation are considered. The fund strives in its overall portfolio to achieve an above-average yield and a below-average price-to-earnings ratio in relation to the Standard & Poor's 500 Composite Index. The fund's portfolio is limited to securities included on its eligible list, which is compiled to conform to its investment standards based on criteria originally adopted by the United States District Court for the District of Columbia.

Burlington Coat Stock Fund—Invests primarily in common stock of Burlington Coat Factory Warehouse Corporation, with a small cash component maintained to simplify transactions.

Burlington Special Fund—An investment holding comprised of certain annuity contracts purchased by the Plan prior to the Plan becoming participant directed. Its members hold shares of this fund until such time as the annuity contracts reach their maturity (during the 2007 Plan year), or the member terminates their position in the Plan. Neither members nor the employer can make additional contributions to this fund.

Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance (less any portion invested in Company stock). Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or up to twenty years if the purpose of the loan is to enable a Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at a commercially reasonable rate.

Plan Investments

The Plan's investments at December 31, 2004 and 2003 were as follows:

	2004	2003
ING International Growth Fund (A)	$ -	$ 321,791
Oppenheimer Global Fund (B,C)	10,103,295	8,000,284
ING Small Company Fund (A)	-	1,236,736
INVESCO Dynamics Fund	-	897,724
Massachusetts Investors Growth Stock Fund (C)	-	9,614,027
MFS Capital Opportunities Fund	-	566,605
ING Index Plus Large Cap Fund (A)	-	3,153,182
Pioneer Fund (B,C)	8,595,593	6,655,648
Janus Balanced Fund (C)	-	6,490,431
ING Fixed Account (A,B,C,D)	48,738,106	41,201,306
ING Aeltus Money Market Fund (A)	-	902,413
ING Intermediate Bond Fund - Class A (A,B)	6,473,627	-
ING Bond Fund (A,C)	-	5,818,028
American Balanced Fund - Class R-3 (B)	7,809,744	-
EuroPacific Growth Fund - Class R-3	721,659	-
The Growth Fund of America - Class R-3 (B)	11,355,116	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (A)	1,217,423	-
ING Salomon Brothers Fundamental Value Portfolio (A)	3,858,745	-
Lord Abbett Small-Cap Value Fund - Class A	1,707,112	-
Washington Mutual Investors Fund - Class R-3	198,594	-
Burlington Coat Stock Fund (A,B,C)	6,196,501	4,884,145
Burlington Special Fund	1,751,440	1,792,594
Member Loans (A)	5,247,372	4,423,802
TOTAL INVESTMENTS	$113,974,327	$95,958,716

(A) Party-in-Interest (See Note 9).

(B) 2004 investment balance is greater than 5% of net assets available for benefits as of December 31, 2004.

(C) 2003 investment balance is greater than 5% of net assets available for benefits as of December 31, 2003.

(D) In December 2003, ING notified the Plan that the guaranteed minimum credited interest rate for assets invested in the ING Fixed Account would be 3.40% per annum for the twelve-month period ending December 31, 2004, and that the initial credited rate would be 3.60% per annum. However, ING subsequently advised the Plan that its notification regarding these rates was incorrect and should have documented the guaranteed minimum credited interest rate for the twelve-month period ending December 31, 2004 as 3.15% per annum and the initial credited rate as 3.45% per annum. During 2004, participants' accounts were credited with a rate of 3.45% from January 1, 2004 through March 31, 2004 and 3.15% from April 1, 2004 through December 31, 2004. Although participants' accounts were credited with ING's intended rates for 2004, ING has informed the Plan that it will make additional credits to participants' accounts to take into account the higher set of rates erroneously specified in its December 2003 notification. This will have the effect of crediting participants' accounts at the rate of 3.60% per annum for January 2004 and 3.40% per annum for the period February 1, 2004 through December 31, 2004. These adjustments, totaling $86,037 net of credits previously made in 2004, will be reflected in participants' 2005 statements for assets invested in the ING Fixed Account during 2004 and are reflected as an increase to the ING Fixed Account fund as of December 31, 2004. For affected participants that are no longer in the Plan, ING will pay out the actual dollar adjustment for amounts greater than or equal to $25.

The fair value of the assets included in the ING Fixed Account was $47,408,542 and $41,528,980 as of December 31, 2004 and 2003, respectively. The average yield of the investment contract held as of December 31, 2004 and 2003 was 3.42% and 4.02%, respectively. The crediting interest rate on the investment contract for the years ended December 31, 2004 and 2003 was 3.23% and 4.02%, respectively. This interest rate is determined on a monthly basis by ING, and is based on mortality and expense risks, interest rate guarantees, investment income earned on invested assets, and any capital gains and/or losses realized on the sale of invested assets.

4. NONVESTED EMPLOYER CONTRIBUTIONS

Forfeitures on non-vested Company matching contributions and profit-sharing contributions are applied toward future Company matching contributions. There were forfeitures of non-vested Company contributions for the years ended December 31, 2004 and 2003 of $1,144,033 and $888,231, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions at any time. Upon termination or discontinuance of contributions, each affected Member's account will become fully vested.

6. DISTRIBUTIONS

The Plan provides that a Member's account balance will be payable upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a financial hardship may be permitted to withdraw a portion of their account balance. Distributions are made in a lump-sum payment. Distributions from the Burlington Coat Stock Fund are made in cash or in stock, at the election of the Member.

7. INVESTMENT VALUATION AND INCOME RECOGNITION

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Burlington Coat Stock Fund are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets based on published quotations.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses of investments whose fair values have been measured by quoted market prices in an active market.

The Member loans are valued at cost, which approximates fair value.

The ING Fixed Account is a fully benefit responsive investment contract that is valued at contract value (see Note 3).

The fair value of the Burlington Special Fund is based on the present value of the future cash flows associated with the annuities held within the investment. These cash flows are discounted at the zero coupon Treasury rate for investments whose maturity dates match the term of the annuity payments to be received by the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

8. INCOME TAXES

The Company received a favorable determination letter dated November 12, 2003 from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. The Company also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Company believes that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by ING. ING is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Burlington Coat Factory Warehouse Corporation is the sponsor as defined by the Plan, and therefore, purchases and sales of sponsor stock held by the Plan also qualify as party-in-interest transactions.

******

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Coat Factory Warehouse Corporation
401(k) Profit Sharing Plan



Robert L. LaPenta, Jr.
Vice President-Chief Accounting Officer

Date: June 29, 2005

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(K) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE - SCHEDULE H, PART IV, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2004

Party-in-Interest		Number of Shares	Current Value
	Oppenheimer Global Fund	166,255	$ 10,103,295
	Pioneer Fund	204,365	8,595,593
*	ING Fixed Account	48,738,106	48,738,106
*	ING Intermediate Bond Fund - Class A	620,079	6,473,627
	American Balanced Fund - Class R-3	435,083	7,809,744
	EuroPacific Growth Fund - Class R-3	20,467	721,659
	The Growth Fund of America - Class R-3	419,008	11,355,116
*	ING T. Rowe Price Diversified Mid Cap Growth Portfolio	152,368	1,217,423
*	ING Salomon Brothers Fundamental Value Portfolio	216,540	3,858,745
	Lord Abbett Small-Cap Value Fund - Class A	61,987	1,707,112
	Washington Mutual Investors Fund - Class R-3	6,477	198,594
*	Burlington Coat Stock Fund	261,755	6,196,501
	Burlington Special Fund	147,628	1,751,440
*	Member Loans(bearing interest at 5.00% to 10.5% and expiring through 2024)		5,247,372
	TOTAL INVESTMENTS		$113,974,327

* Party-in-interest transaction.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-41077 and No. 333-74244 of Burlington Coat Factory Warehouse Corporation and subsidiaries on Form S-8 or our report dated June 28, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the financial statements being prepared on a modified cash basis), appearing in this Annual Report on Form 11-K of Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2005